EXHIBIT 21.1

Name of Subsidiary	Other Name Under Which Subsidiary Conducts Business	Jurisdiction Of Incorporation

Quantum Geophysical Services, Inc. (formerly Quantum Geophysical, Inc.)	None	Texas

Quantum Geophysical, Inc.	None	Texas

Geophysical Development Corporation	None	Texas

Trace Energy Services Ltd.	None	Alberta, Canada

Following is a list of the subsidiaries of Geophysical Development Corporation:

Name of Subsidiary	Other Name Under Which Subsidiary Conducts Business	Jurisdiction Of Incorporation

GDC UK Limited	None	England

Following is a list of the subsidiaries of Trace Energy Services Ltd.:

Name of Subsidiary	Other Name Under Which Subsidiary Conducts Business	Jurisdiction Of Incorporation

Trace Energy Services, Inc.	None	Texas